June 18, 2018

Mr. John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	CirTran Corporation
Form 10-12G
Filed May 11, 2018
File No. 000-49654

Dear Mr. Reynolds:

This letter is in response to your letter dated June 4, 2018, respecting your review of the Form 10, General Form of Registration of Securities we filed May 11, 2018. Set forth below are your comments followed by our responses. Today we filed an amendment containing the revised disclosure.

Directors and Executive Officers, page 16

1.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the company in light of the company’s business and structure, as required by Item 401(e)(1) of Regulation S-K.

Response:	We have revised the disclosure.

Summary Compensation Table, page 17

2.	Please revise the table to include the amount that Mr. Hawatmeh earned in 2017 as salary and bonus but that has been accrued, as required by Item 402(n)(2)(iii) of Regulation S-K. See Instruction 4 to Item 402(n).

Corporate Headquarters

4125 South 6000 West – West Valley City – Utah 84128 – Tel: (801) 963-5112 – Fax: (801) 963-5180

www.cirtran.com

CirTran Corporation

Mr. John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

June 18, 2018

Response:	Mr. Hawatmeh did not accrue any amounts for salary and bonus for the fiscal year ending December 31, 2017. However, for the year, we paid health and dental insurance of $24,170 and a vehicle allowance of $12,000, for total compensation of $36,170.

Item 15. Financial Statements and Exhibits, page 24

3.	Please update your financial statements to include the interim financial statements for the period ended March 31, 2018. See Rule 8-08 of Regulation S-X.

Response:	We have updated the disclosure; we have not tagged the inserted financial statements and notes.

Please advise if you have questions about the revised disclosure or if additional information would be helpful to your review.

Sincerely,

CirTran Corporation

/s/ Iehab J. Hawatmeh
Iehab J. Hawatmeh
Chief Executive Officer